UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 1)

SEITEL, INC.

(Name of the Issuer)

Seitel, Inc. Seitel Holdings, LLC Seitel Acquisition Corp. ValueAct Capital Master Fund, L.P.	Robert D. Monson William J. Restrepo Kevin P. Callaghan Marcia H. Kendrick Robert J. Simon Garis C. Smith

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

816074405

(CUSIP Number of Class of Securities)

Seitel, Inc. c/o William J. Restrepo Chief Financial Officer, Executive Vice President and Secretary 10811 S. Westview Circle Drive, Building C, Suite 100 Houston, Texas 77043 (713) 881-8900	Seitel Holdings, LLC Seitel Acquisition Corp. c/o ValueAct Capital Master Fund, L.P. 435 Pacific Ave., 4th Floor. San Francisco, CA 94133 Att: Allison Bennington, General Counsel (415) 362-5727

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

John R. Brantley Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002 (713) 223-2300	T. William Porter Bryan K. Brown Porter & Hedges, L.L.P. 1000 Main Street Suite 3600 Houston, TX 77002 (713) 226-6000	Christopher G. Karras Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 (215) 655-2412

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$385,302,345	$41,227.35

*	Calculated solely for the purpose of determining the filing fee. The transaction valuation is determined based upon the sum of (a) the product of (i) 104,070,904 shares of common stock outstanding on October 31, 2006 (which excludes shares owned by ValueAct Capital Master Fund, L.P. and its affiliates that will be cancelled in connection with the merger), and (ii) the merger consideration of $3.70 per share (equal to $385,062,345) and (b) an aggregate of $240,000 to be paid upon the cancellation of an option to acquire 100,000 shares of common stock, representing the product of $2.40 (the difference between the merger consideration of $3.70 per share and the option exercise price of $1.30 per share) multiplied by 100,000 shares of common stock issuable on exercise of the option ((a) and (b) together, the “Total Consideration”).

**	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.000107 by the Total Consideration.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $41,227.35

Form or Registration No.: Schedule 14A

Filing Party: Seitel, Inc.

Date Filed: November 22, 2006

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed by (1) Seitel, Inc., a Delaware corporation (“Seitel” or the “Company”), the issuer of the Seitel common stock, par value $0.01 per share, that is subject to the Rule 13e-3 transaction, (2) Seitel Holdings, LLC (“Parent”), a Delaware limited liability company, (3) Seitel Acquisition Corp. (“Acquisition Co.”), a Delaware corporation that is a wholly owned subsidiary of Parent, (4) ValueAct Capital Master Fund, L.P. (“ValueAct Capital”), a British Virgin Islands limited partnership, whose general partner is VA Partners, LLC, a Delaware limited liability company, (5) Robert D. Monson (“Monson”), (6) William J. Restrepo (“Restrepo”), (7) Kevin P. Callaghan (“Callaghan”), (8) Marcia H. Kendrick (“Kendrick”), (9) Robert J. Simon (“Simon”) and (10) Garis C. Smith (“Smith”). Seitel, Parent, Acquisition Co., ValueAct Capital, Monson, Restrepo, Callaghan, Kendrick, Simon and Smith are sometimes referred to herein collectively as the “Filing Persons.” This Transaction Statement relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 31, 2006, by and among Seitel, Parent and Acquisition Co.

If the merger is consummated, Acquisition Co. will be merged with and into Seitel, with Seitel continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent. Seitel officers Monson, Restrepo, Callaghan, Kendrick, Simon and Smith have been invited to invest in Parent by contributing shares of Seitel common stock to Parent in exchange for equity of Parent immediately before the completion of the merger; they, together with other Seitel management personnel who may in the future be invited to invest in Parent prior to the merger, are referred to as the “Rollover Investors.” If the merger is consummated, Surviving Corporation will be a privately held corporation indirectly owned by ValueAct Capital and the Rollover Investors to the extent of any equity rollover.

At the effective time of the merger, each issued and outstanding share of Seitel common stock (other than treasury shares, shares held by ValueAct Capital and its affiliates and shares held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive $3.70 in cash, without interest. At the effective time of the merger, all unvested shares of restricted stock will vest and be converted into the right to receive a cash payment equal to the number of shares of restricted stock multiplied by $3.70, without interest and less any applicable withholding taxes. In addition, at the effective time of the merger, the outstanding option to purchase 100,000 shares of Seitel’s common stock will, to the extent not already exercised at that time, be cancelled and cease to exist solely in exchange for the right to receive a cash payment equal to $3.70 minus its strike price of $1.30 per share, multiplied by 100,000, or, assuming the option is not exercised, $240,000, without interest and less any applicable withholding taxes.

Concurrently with the filing of this Transaction Statement, Seitel is filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of Seitel at which the stockholders of Seitel will consider and vote upon a proposal to adopt the Merger Agreement. Under applicable Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of common stock entitled to vote on the proposal to adopt the Merger Agreement is required to adopt the Merger Agreement. Additionally, under the terms of the Merger Agreement, consummation of the merger is conditioned upon the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of common stock that are voted (either for or against) on such proposal at the special meeting of stockholders, other than shares owned by ValueAct Capital and its affiliates.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including Seitel, takes responsibility for the accuracy of any information supplied by any other Filing Person.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Seitel, Inc.

10811 S. Westview Circle Drive, Building C, Suite 100

Houston, Texas 77043

(713) 881-8900

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Notice of Special Meeting”

“The Special Meeting—Record Date, Outstanding Shares and Voting Rights”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Seitel—Price Range of Common Stock and Dividend Information” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Seitel—Price Range of Common Stock and Dividend Information” is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Seitel—Prior Purchases and Sales of Seitel Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

Regulation M-A Item 1003

(a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger”

“Special Factors—Certain Effects of the Merger”

“Information Regarding the Transaction Participants”

“Other Important Information Regarding Seitel—Directors and Executive Officers of Seitel”

“Other Important Information Regarding Seitel—Security Ownership of Certain Beneficial Owners and Management”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger”

“Information Regarding the Transaction Participants”

“Other Important Information Regarding Seitel—Directors and Executive Officers of Seitel”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Information Regarding the Transaction Participants”

“Other Important Information Regarding Seitel—Directors and Executive Officers of Seitel”

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors”

“The Special Meeting”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Provisions for Unaffiliated Security Holders”

“The Merger Agreement”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Appraisal Rights”

“The Special Meeting—Rights of Stockholders Who Object to the Merger”

Annex C—Section 262 of the Delaware General Corporation Law

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Special Factors—Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f) Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“Special Factors—Position of Senior Rollover Investors as to Fairness”

“Special Factors—Position of the ValueAct Capital Filers Regarding Fairness of the Merger”

“Special Factors—Purpose and Reasons of ValueAct Capital, the Senior Rollover Investors, Parent and Acquisition Co. for the Merger”

“Special Factors—Plans for Seitel after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“Special Factors—Position of Senior Rollover Investors as to Fairness”

“Special Factors—Position of the ValueAct Capital Filers Regarding Fairness of the Merger”

“Special Factors—Purpose and Reasons of ValueAct Capital, the Senior Rollover Investors, Parent and Acquisition Co. for the Merger”

“Special Factors—Plans for Seitel after the Merger”

“Special Factors—Certain Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“Special Factors—Position of Senior Rollover Investors as to Fairness”

“Special Factors—Position of the ValueAct Capital Filers Regarding Fairness of the Merger”

“Special Factors—Purpose and Reasons of ValueAct Capital, the Senior Rollover Investors, Parent and Acquisition Co. for the Merger”

“Special Factors—Plans for Seitel after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“The Special Meeting—Quorum; Vote Required”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Position of the ValueAct Capital Filers Regarding Fairness of the Merger”

“Special Factors—Purpose and Reasons of ValueAct Capital, the Senior Rollover Investors, Parent and Acquisition Co. for the Merger”

“Special Factors—Plans for Seitel after the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Position of Senior Rollover Investors as to Fairness”

“Special Factors—Position of the ValueAct Capital Filers Regarding Fairness of the Merger”

“Special Factors—Purpose and Reasons of ValueAct Capital, the Senior Rollover Investors, Parent and Acquisition Co. for the Merger”

“Special Factors—Plans for Seitel after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Arrangements with Respect to Parent Following the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“Special Factors—Position of Senior Rollover Investors as to Fairness”

“Special Factors—Position of the ValueAct Capital Filers Regarding Fairness of the Merger”

“Special Factors—Purpose and Reasons of ValueAct Capital, the Senior Rollover Investors, Parent and Acquisition Co. for the Merger”

“Special Factors—Plans for Seitel after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“Special Factors—Position of Senior Rollover Investors as to Fairness”

“Special Factors—Position of the ValueAct Capital Filers Regarding Fairness of the Merger”

“Special Factors—Purpose and Reasons of ValueAct Capital, the Senior Rollover Investors, Parent and Acquisition Co. for the Merger”

“Special Factors—Plans for Seitel after the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“Special Factors—Position of Senior Rollover Investors as to Fairness”

“Special Factors—Position of the ValueAct Capital Filers Regarding Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—Purpose and Reasons of ValueAct Capital, the Senior Rollover Investors, Parent and Acquisition Co. for the Merger”

“Special Factors—Plans for Seitel after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger “

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“Special Factors—Position of Senior Rollover Investors as to Fairness”

“Special Factors—Position of the ValueAct Capital Filers Regarding Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—Purpose and Reasons of ValueAct Capital, the Senior Rollover Investors, Parent and Acquisition Co. for the Merger”

“Special Factors—Plans for Seitel after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Material United States Federal Income Tax Consequences”

“Special Factors—Financing of the Merger”

“Special Factors—Provisions for Unaffiliated Security Holders”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“Special Factors—Position of Senior Rollover Investors as to Fairness”

“Special Factors—Position of the ValueAct Capital Filers Regarding Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—Purpose and Reasons of ValueAct Capital, the Senior Rollover Investors, Parent and Acquisition Co. for the Merger”

“Special Factors—Plans for Seitel after the Merger”

“The Special Meeting—Board Recommendation”

Annex B—Opinion of William Blair & Company

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“Special Factors—Position of Senior Rollover Investors as to Fairness”

“Special Factors—Position of the ValueAct Capital Filers Regarding Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—Purpose and Reasons of ValueAct Capital, the Senior Rollover Investors, Parent and Acquisition Co. for the Merger”

“Special Factors—Plans for Seitel after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Special Meeting—Board Recommendation”

Annex B—Opinion of William Blair & Company

(c) Approval and Adoption of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“The Special Meeting—Record Date, Outstanding Shares and Voting Rights”

“The Special Meeting—Quorum; Vote Required”

“The Merger Agreement”

(d) Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“Special Factors—Position of Senior Rollover Investors as to Fairness”

“Special Factors—Position of the ValueAct Capital Filers Regarding Fairness of the Merger”

“Special Factors—Purpose and Reasons of ValueAct Capital, the Senior Rollover Investors, Parent and Acquisition Co. for the Merger”

“Special Factors—Opinion of Financial Advisor”

Annex B—Opinion of William Blair & Company

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“Special Factors—Position of Senior Rollover Investors as to Fairness”

“Special Factors—Position of the ValueAct Capital Filers Regarding Fairness of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Special Meeting—Board Recommendation”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“Special Factors—Position of Senior Rollover Investors as to Fairness”

“Special Factors—Position of the ValueAct Capital Filers Regarding Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—Purpose and Reasons of ValueAct Capital, the Senior Rollover Investors, Parent and Acquisition Co. for the Merger”

“Special Factors—Plans for Seitel after the Merger”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a)-(b) Reports, Opinions, Appraisal and Certain Negotiations; Preparer and Summary of the Report, Opinion or Appraisal. The presentation of William Blair & Company to the Strategic Financial Alternatives Committee of the Board of Directors of Seitel, Inc., dated October 31, 2006, is attached hereto as Exhibit (c)(2) and is incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“Special Factors—Position of Senior Rollover Investors as to Fairness”

“Special Factors—Position of the ValueAct Capital Filers Regarding Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—Purpose and Reasons of ValueAct Capital, the Senior Rollover Investors, Parent and Acquisition Co. for the Merger”

“The Merger Agreement”

Annex B—Opinion of William Blair & Company

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Seitel during its regular business hours by any interested holder of Seitel common stock.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“Special Factors—Regulatory Approvals”

“The Special Meeting—Quorum; Vote Required”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Plans for Seitel after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Arrangements with Respect to Parent Following the Merger”

“Other Important Information Regarding Seitel—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The Support Agreement, dated as of October 31, 2006, among Parent and ValueAct Capital, which is attached hereto as Exhibit (d)(3), and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Other Important Information Regarding Seitel—Security Ownership of Certain Beneficial Owners and Management”

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“Special Factors—Position of Senior Rollover Investors as to Fairness”

“Special Factors—Position of the ValueAct Capital Filers Regarding Fairness of the Merger”

“Special Factors—Purpose and Reasons of ValueAct Capital, the Senior Rollover Investors, Parent and Acquisition Co. for the Merger”

“Special Factors—Plans for Seitel after the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Special Meeting—Quorum; Vote Required”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“Special Factors—Position of Senior Rollover Investors as to Fairness”

“Special Factors—Position of the ValueAct Capital Filers Regarding Fairness of the Merger”

“Special Factors—Purpose and Reasons of ValueAct Capital, the Senior Rollover Investors, Parent and Acquisition Co. for the Merger”

“Special Factors—Plans for Seitel after the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Special Meeting—Board Recommendation”

“The Special Meeting—Quorum; Vote Required”

Item 13.	Financial Information.

Regulation M-A Item 1010

(a) Financial Statements. The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, and the unaudited financial statements set forth in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and September 30, 2006, and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding Seitel—Selected Historical Consolidated Financial Data”

“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Special Meeting—Solicitation of Proxies; Expenses”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Special Meeting—Solicitation of Proxies; Expenses”

Item 15.	Additional Information.

Regulation M-A Item 1011

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

Regulation M-A Item 1016

(a)(1)	Letter to Stockholders of Seitel, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on December 20, 2006

(a)(2)	Notice of Special Meeting of Stockholders of Seitel, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on December 20, 2006

(a)(3)	Proxy Statement of Seitel, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on December 20, 2006

(b)(1)	Debt Commitment Letter, dated as of October 31, 2006, among Seitel Holdings, LLC, Morgan Stanley Senior Funding, Inc., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., UBS Loan Finance LLC and UBS Securities LLC*

(c)(1)	Fairness Opinion of William Blair & Company, dated October 31, 2006, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on December 20, 2006

(c)(2)	Presentation of William Blair & Company to the Special Committee of the Board of Directors of Seitel, Inc., dated October 31, 2006*

(d)(1)	Agreement and Plan of Merger, dated October 31, 2006, among Seitel Holdings, LLC, Seitel Acquisition Corp. and Seitel, Inc., incorporated herein by reference to Annex A of the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on December 20, 2006

(d)(2)	Equity Commitment Letter, dated as of October 31, 2006, among Seitel Holdings, LLC and ValueAct Capital Master Fund, L.P.*

(d)(3)	Support Agreement dated as of October 31, 2006 among Seitel Holdings, LLC and ValueAct Capital Master Fund, L.P.*

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on December 20, 2006

(g)	None

*	Previously filed on November 22, 2006

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2006	SEITEL, INC.

	By:	/S/ ROBERT D. MONSON
	Name:	Robert D. Monson
	Title:	President and Chief Executive Officer

Dated: December 20, 2006	SEITEL HOLDINGS, LLC By: VA Partners, LLC, its Manager

	By:	/S/ GEORGE F. HAMEL, JR.
	Name:	George F. Hamel, Jr.
	Title:	Managing Member

Dated: December 20, 2006	SEITEL ACQUISITION CORP.

	By:	/S/ GEORGE F. HAMEL, JR.
	Name:	George F. Hamel, Jr.
	Title:	Vice President

Dated: December 20, 2006	VALUEACT CAPITAL MASTER FUND, L.P. By: VA Partners, LLC, its General Partner

	By:	/S/ GEORGE F. HAMEL, JR.
	Name:	George F. Hamel, Jr.
	Title:	Managing Member

Dated: December 20, 2006	ROBERT D. MONSON

/S/ ROBERT D. MONSON
Robert D. Monson

Dated: December 20, 2006	WILLIAM J. RESTREPO

/S/ WILLIAM J. RESTREPO
William J. Restrepo

Dated: December 20, 2006	KEVIN P. CALLAGHAN

/S/ KEVIN P. CALLAGHAN
Kevin P. Callaghan

Dated: December 20, 2006	MARCIA H. KENDRICK

/S/ MARCIA H. KENDRICK
Marcia H. Kendrick

Dated: December 20, 2006	ROBERT J. SIMON

/S/ ROBERT J. SIMON
Robert J. Simon

Dated: December 20, 2006	GARIS C. SMITH

/S/ GARIS C. SMITH
Garis C. Smith

EXHIBIT INDEX

(a)(1)	Letter to Stockholders of Seitel, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on December 20, 2006

(a)(2)	Notice of Special Meeting of Stockholders of Seitel, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on December 20, 2006

(a)(3)	Proxy Statement of Seitel, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on December 20, 2006

(b)(1)	Debt Commitment Letter, dated as of October 31, 2006, among Seitel Holdings, LLC, Morgan Stanley Senior Funding, Inc., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., UBS Loan Finance LLC and UBS Securities LLC*

(c)(1)	Fairness Opinion of William Blair & Company, dated October 31, 2006, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on December 20, 2006

(c)(2)	Presentation of William Blair & Company to the Special Committee of the Board of Directors of Seitel, Inc., dated October 31, 2006*

(d)(1)	Agreement and Plan of Merger, dated October 31, 2006, among Seitel Holdings, LLC, Seitel Acquisition Corp. and Seitel, Inc., incorporated herein by reference to Annex A of the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on December 20, 2006

(d)(2)	Equity Commitment Letter, dated as of October 31, 2006, among Seitel Holdings, LLC and ValueAct Capital Master Fund, L.P.*

(d)(3)	Support Agreement dated as of October 31, 2006 among Seitel Holdings, LLC and ValueAct Capital Master Fund, L.P.*

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on December 20, 2006

(g)	None

*	Previously filed on November 22, 2006